                                                                      EXHIBIT 12

                            AMERADA HESS CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES


                                     SIX MONTHS                     YEAR ENDED DECEMBER 31,
                                        ENDED       --------------------------------------------------------
                                    JUNE 30, 1999     1998        1997        1996        1995        1994
                                    -------------   ---------   --------   ----------   ---------   --------
                                                                 (IN THOUSANDS)
Earnings (losses)
  Consolidated income (loss)
    before income taxes...........    $204,329      $(514,111)  $126,585   $1,013,944   $(352,649)  $235,812
  Fixed charges (excluding
    capitalized interest).........      95,770        192,838    182,632      209,517     287,758    279,449
  Amortization of capitalized
    interest......................       9,092         19,189     22,821       27,099      40,453     38,534
  Minority interest in
    consolidated subsidiary with
    fixed charges.................      12,151          5,117      5,141           --          --         --
  Undistributed earnings of equity
    investees.....................     (15,914)        29,844    (31,525)     (25,084)    (16,132)   (14,180)
  Distributed earnings of equity
    investees.....................      10,259          3,586      2,086        2,086       2,231      5,086
                                      --------      ---------   --------   ----------   ---------   --------
         Total earnings
           (losses)...............    $315,687      $(263,537)  $307,740   $1,227,562   $ (38,339)  $544,701
                                      ========      =========   ========   ==========   =========   ========
Fixed Charges
  Interest expensed...............    $ 77,241      $ 152,934   $136,149   $  165,501   $ 247,465   $245,149
  Interest capitalized............      10,800         23,559     10,284           --          --         --
                                      --------      ---------   --------   ----------   ---------   --------
         Total interest incurred
           (including amortization
           of debt discount)......      88,041        176,493    146,433      165,501     247,465    245,149
  Portion of rent expense
    representative of
    interest(a)...................      18,529         39,904     46,483       44,016      40,293     34,300
                                      --------      ---------   --------   ----------   ---------   --------
         Total fixed charges......    $106,570      $ 216,397   $192,916   $  209,517   $ 287,758   $279,449
                                      ========      =========   ========   ==========   =========   ========
Ratio of earnings to fixed
  charges.........................         3.0            (b)        1.6          5.9         (c)        1.9
                                      ========      =========   ========   ==========   =========   ========


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(a) Represents management's estimate of the interest portion of rent expense.


(b) In 1998, fixed charges of $216,397 combined with losses of $263,537 resulted in a deficiency of $479,934 in the ratio of earnings to fixed charges. The 1998 loss of $514,111 included special items of $284,679, including $237,000 for impairment of assets and operating leases.



(c) In 1995, fixed charges of $287,758 combined with losses of $38,339 resulted in a deficiency of $326,097 in the ratio of earnings to fixed charges. The 1995 loss of $352,649 included special items of $456,689, including $584,161 for impairment of assets, partially offset by gains on asset sales and a tax refund.